NovaGold Resources Inc. Technical Report Donlin Creek Project, Alaska	mrdi

APPENDIX C:

Data Analysis

ACMA:

1)	grade-tonnage curve
2)	gold in felsic intrusive units – uncapped grades
3)	gold in felsic intrusive units – capped grades
4)	gold correlograms and model – inside PACK shell

LEWIS:

1)	grade-tonnage curve
2)	gold inside PACK shell – uncapped grades
3)	gold inside PACK shell – capped grades
4)	gold inside PACK shell, felsic intrusive units
5)	gold inside PACK shell, greywacke units
6)	gold correlograms and model – inside PACK shell

Project No.: L468A
Appendices

Recovered Au
ACMA Proper Indicator Shell Model

Donlin Creek Gold in Sill Frequency Distribution

Donlin Creek Gold in Sill Frequency Distribution

Capped Gold Frequency Distribution

Capped Gold Frequency Distribution

Inside Shell Gold Correlogram

Medsystem and Vulcan Rotation Conventions

Nugget ==> 0.308
C1==> 0.584
C2==> 0.108
First Structure -- Exponential with Traditional Range
LH Rotation about the Zaxis ==> 10
RH Rotation about the X’ axis ==> 105
LH Rotation about the Y’ axis ==> -28
Range along the Z’ axis ==> 1.5	Azimuth ==> 161	Dip ==> -13
Range along the Y’ axis ==> 5.1	Azimuth ==> 190	Dip ==> 75
Range along the X’ axis ==> 67.8	Azimuth ==> 72	Dip ==> 7

Second Structure -- Exponential with Traditional Range

LH Rotation about the Z axis ==> -95
RH Rotation about the X’ axis ==> -10
LH Rotation about the Y’ axis ==> 1
Range along the Z axis ==> 175.3	Azimuth ==> 261	Dip ==> 80
Range along the X’ axis ==> 8.4	Azimuth ==> 355	Dip ==> 1
Range along the Y’ axis ==> 26.9	Azimuth ==> 265	Dip ==> -10

Modeling Criteria

Minimum number pairs req’d ==> 75
Sample variogram points weighted by # pairs

Inside Shell Gold Correlogram

Structure Number 1

Rose Diagram of Ranges Dipping 0 Degrees
Scale:

Inside Shell Gold Correlogram

Structure Number 1

Rose Diagram of Ranges Dipping 30 Degrees
Scale:

Inside Shell Gold Correlogram

Structure Number 1

Rose Diagram of Ranges Dipping 60 Degrees
Scale:

Inside Shell Gold Correlogram

Structure Number 2

Rose Diagram of Ranges Dipping 0 Degrees
Scale:

Inside Shell Gold Correlogram

Structure Number 2

Rose Diagram of Ranges Dipping 30 Degrees
Scale:

Inside Shell Gold Correlogram

Structure Number 2

Rose Diagram of Ranges Dipping 60 Degrees
Scale:

Horizontal Slices Through the Ellipsoids

Reference Cube
X-Y Planes Looking Down

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Cross Section Views Through the Ellipsoids

Reference Cube
X-Z Planes Looking North

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Long Section Views Through the Ellipsoids

Reference Cube
Y-Z Planes Looking West

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Inside Shell Gold Correlogram

Inside Shell Gold Correlogram

Inside Shell Gold Correlogram

Inside Shell Gold Correlogram

Inside Shell Gold Correlogram

Inside Shell Gold Correlogram

Inside Shell Gold Correlogram

Inside Shell Gold Correlogram

Inside Shell Gold Correlogram

Inside Shell Gold Correlogram

Inside Shell Gold Correlogram

Inside Shell Gold Correlogram

Inside Shell Gold Correlogram

Recovered Au Lewis Indicator Shell Model

Lewis Inside Shell Gold Frequency Distribution

Lewis Inside Shell Gold Frequency Distribution

Lewis Inside Shell Capped Gold Frequency Dist

Lewis Inside Shell Capped Gold Frequency Dist

LEWIS deposit - 2-meter Composite - Au g/t - Logged Intrusve in 28% Prob Shell

LEWIS deposit - 2-meter Composite - Au g/t - Logged Intrusve in 28% Prob Shell

LEWIS deposit - 2-meter Composite - Au g/t - Logged Graywake in 28% Prob Shell

LEWIS deposit - 2-meter Composite - Au g/t - Logged Graywake in 28% Prob Shell

Lewis Inside Shell Gold Correlogram

Medsystem and Vulcan Rotation Conventions

Nugget ==> 0.500
C1==> 0.457
C2==> 0.043
First Structure -- Exponential with Traditional Range
LH Rotation about the Z axis ==> -31
RH Rotation about the X’ axis ==> -8
LH Rotation about the Y’ axis ==> 48
Range along the Z’ axis ==> 11	Azimuth ==> 246	Dip ==> 42
Range along the Y’ axis ==> 5	Azimuth ==> 329	Dip ==> -8
Range along the X’ axis ==> 3	Azimuth ==> 50	Dip ==> 47

Second Structure -- Exponential with Traditional Range
RH Rotation about the X’ axis ==> -25
LH Rotation about the Y’ axis ==> -42
Range along the Z axis ==> 490	Azimuth ==> 88	Dip ==> 42
Range along the X’ axis ==> 21	Azimuth ==> 134	Dip ==> -37
Range along the Y’ axis ==> 68	Azimuth ==> 23	Dip ==> -25

Modeling Criteria

Minimum number pairs req’d ==> 150
Sample variogram points weighted by # pairs

Lewis Inside Shell Gold Correlogram

Structure Number 1

Rose Diagram of Ranges Dipping 0 Degrees
Scale:

Lewis Inside Shell Gold Correlogram

Structure Number 1

Rose Diagram of Ranges Dipping 30 Degrees
Scale:

Lewis Inside Shell Gold Correlogram

Structure Number 1

Rose Diagram of Ranges Dipping 60 Degrees
Scale:

Lewis Inside Shell Gold Correlogram

Structure Number 2

Rose Diagram of Ranges Dipping 0 Degrees
Scale:

Lewis Inside Shell Gold Correlogram

Structure Number 2

Rose Diagram of Ranges Dipping 30 Degrees
Scale:

Lewis Inside Shell Gold Correlogram

Structure Number 2

Rose Diagram of Ranges Dipping 60 Degrees
Scale:

Horizontal Slices Through the Ellipsoids

Reference Cube
X-Y Planes Looking Down

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Cross Section Views Through the Ellipsoids

Reference Cube
X-Z Planes Looking North

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Long Section Views Through the Ellipsoids

Reference Cube
Y-Z Planes Looking West

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Lewis Inside Shell Gold Correlogram

Lewis Inside Shell Gold Correlogram

Lewis Inside Shell Gold Correlogram

Lewis Inside Shell Gold Correlogram

Lewis Inside Shell Gold Correlogram

Lewis Inside Shell Gold Correlogram

Lewis Inside Shell Gold Correlogram

Lewis Inside Shell Gold Correlogram

Lewis Inside Shell Gold Correlogram

Lewis Inside Shell Gold Correlogram

Lewis Inside Shell Gold Correlogram

Lewis Inside Shell Gold Correlogram

Lewis Inside Shell Gold Correlogram